UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 1, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  KPN profit after tax doubles to EUR 288 million, dated November 1, 2004.

Press release

Date
KPN profit after tax doubles to	November 1, 2004
EUR 288 million	Number
054pe
Solid third quarter performance

Q3 2004	Q3 2003	In millions of euro, unless indicated otherwise	YTD 2004	YTD 2003
2,948	3,009	Net sales	8,778	8,872
586	603	Operating result	1,925	2,427
288	139	Profit after tax	1,032	1,092
0.12	0.05	Earnings per share (in euro)	0.43	0.44

Mobile

•                  Net sales of Mobile division grew by 6.4% driven by particularly strong growth in Germany (+14.2%) and Belgium (+40.8%), which more than offset a 5.4% decline in the Netherlands;

•                  It has been a generally positive quarter for our mobile businesses with all three mobile businesses increasing their respective market shares: KPN Mobile the Netherlands restored its subscriber market share to 39.9%, E-Plus crossed the 9 million customers mark and broke through the 13% market share barrier, while BASE achieved 17%.

Fixed

•                  Fixed division’s net sales decreased by EUR 149 million or 7.8%, 6.1% of which can be explained by the combined effect of MTA tariff reductions (EUR 67 million or 3.5%) and anticipated and previously communicated lower project revenues (EUR 49 m or 2.6%);

•                  Operating result improved by 5.3%;

•                  Ongoing success of ADSL program has driven customer connections to over 1.2 million.

KPN Consolidated

•                  Profit after tax more than doubled to EUR 288 million as a result of lower operating expenses, lower interest expenses and significantly lower tax charges;

•                  Operating expenses down 1.9%;

•                  Excluding one-off book gains, operating result for the first three quarters increased by 6.5% to EUR 1,869 million (YTD 2003: EUR 1,755 million).

Ad Scheepbouwer, CEO of KPN, commented:

“It is satisfying to see that, after an acceleration of growth achieved by E-Plus and BASE, the decisive actions we recently undertook in Mobile the Netherlands are already paying off, evidenced by a significant increase in market share during the quarter. Our prime focus is now on our fixed business where our objective is to maintain market share of our traditional business in a declining market and to aggressively build up our market share in new growth markets. I am pleased to say that KPN has proven to be both agile and resilient, maintaining a reasonable balance between market share and margin, while heavily investing in sales and revenue growth. Although our EBITDA margins are likely to be at the low end of the guidance range as a result, our cash generating ability remains strong and our cash returns to shareholders continue to be market leading. We expect our free cash flow to be comfortably above the guidance figure of EUR 2 billion and our profit before tax outlook remains at the higher end of the range.”

Operating Review Q3 2004

Results summary

In millions of euro	Q3 2004	Q3 2003

Net sales
• Fixed Division	1,770	1,919
• E-Plus	676	592
• KPN Mobile the Netherlands	579	612
• BASE	107	76
• Other KPN entities (incl. intercompany sales)	-184	-190
Total net sales	2,948	3,009

Operating result	586	603

Financial income and expenses	-193	-205
Profit before taxes	393	398

Fixed division

The key challenge of our Fixed division is the same one faced by all fixed operators, namely that of attempting to arrest the decline of revenues from traditional services and to maintain profitability. KPN has been addressing this issue assiduously and by a number of means such as offering customers services based on new technologies (e.g., ADSL, voice over IP, IP-VPN; hereafter ‘new services’), offering improved bundled packages and services (e.g., triple play) and by improving our all-round efficiency and cost effectiveness. This is an ongoing process, but the achievements to date are encouraging. The revenues from new services are partially offsetting the decrease in revenues from traditional services.

Due to intensive acquisition programs and the introduction of ‘ADSL Tijdsurfen’ by one of our ISPs Het Net, our ‘ADSL by KPN’ customer base increased by over 160,000 in the third quarter 2004. As a result, our ADSL customer base doubled to more than 1.2 million customers from 609,000 last year. Our share of the total consumer broadband market (including broadband offered by cable operators) increased to 43% (September 2003: 37%).

We are increasingly focusing on providing more value to our voice customers through the voice bundle discount packages, available to the consumer market (BelPlus 60, 100, 200, 300) as well as the business market (BelZakelijk packages). In addition, we have stepped up our direct marketing efforts to regain and retain voice customers. Since the introduction in the second quarter of 2003, approximately 1.3 million consumers (23% of our residential customers) have opted for BelPlus packages, of which 241,000 in the third quarter of 2004. In total, 115,000 customers(1) subscribed for BelZakelijk, representing 6% of total business connections and an approximately 15% market penetration in the primary target group of small and medium-sized companies. Through these activities in the traditional voice market, we were able to slow down the quarter-on-quarter decrease of market shares. Market shares at the end of the third quarter of 2004 were respectively >70% (local), approximately 60% (national), approximately 60% (fixed-to-mobile) and approximately 45% (international)(2).

(1)  Based on order intake.

(2)  Excluding international traffic from telephone cards.

As part of our ‘triple play’ strategy to become an all-round service provider of voice, broadband Internet and broadcasting services, we introduced wireless digital TV and radio as from October 18, 2004. We are one of the world’s first telecom operators to venture into the TV market using advanced DVB-T technology. Expectations are that coverage will extend to most of the Netherlands by the end of 2006. At the moment, ‘Digital TV by KPN’ can be received throughout the main metropolitan area’s where 2.7 million or 45% of the Dutch households reside.

At the end of September, 1,257 business customers (September 2003: 628) migrated from traditional data to IP-VPN networks, whereas the number of IP-VPN connections increased from 12,868 at the end of September 2003 to 27,595 at the end of September 2004.

On September 13, 2004, KPN reached an agreement in principle with Getronics on the transfer of Application Management & Consultancy (KPN AMC) to Getronics. The 120 employees currently employed by KPN AMC will be transferred to Getronics Netherlands once the final contract has been signed, which the parties intend to do by the end of 2004.

On September 10, 2004, SNT Group N.V. (SNT) and KPN jointly announced their intention to make a recommended cash offer of EUR 13.50 per SNT share for all outstanding shares. The offer stems from the intention to restructure our Customer Relationship Management activities. Once the offer is declared unconditional, we intend to terminate SNT’s listing on the Official Market of Euronext Amsterdam.

On October 8, 2004, KPN EnterCom Solutions B.V. (EnterCom) announced its intention to reduce its workforce by 750 jobs. This reduction is part of KPN’s efforts to continue to improve efficiency.  Some 140 jobs will be cut in 2004, while the other jobs will be cut during 2005.  The restructuring charge for the 750 jobs cut amounts to EUR 25 million in total, of which EUR 4 million has been recognized in the third quarter of 2004.

Mobile division

In the third quarter, the Mobile division continued to show strong growth adding almost 800,000 new customers. By the end of the quarter, we had 16.4 million mobile customers, a year-on-year increase of 15.5%. The positive impact of a growing customer base was partially negated by the adverse effect of MTA tariff reductions in The Netherlands.

We were successful in our objectives of increasing our market shares in Germany and Belgium and regaining market share in the Netherlands. In the third quarter, we launched UMTS services in Germany, and the Netherlands followed shortly thereafter (UMTS-enabled handsets in October).

E-Plus

E-Plus delivered on its balanced growth strategy. A total of 349,000 new customers were won in this quarter, giving E-Plus a total customer base of over 9 million subscribers and a 13.1% market share (Q3 2003: 12.7%). The postpaid share of net additions during the quarter amounted to 69%, thereby raising the postpaid share of the customer base to 49% by the end of the quarter. At EUR 24 a month, blended ARPU remained stable quarter-on-quarter.

KPN Mobile the Netherlands

Competition in the Dutch mobile market remains very strong and we have revitalized our commercial strategy in the Netherlands, aimed at strengthening our market leadership. Initiatives include stronger and clearer differentiation between our KPN and Hi brands and the introduction of innovative and value-adding propositions at competitive prices. In addition, we successfully raised our presence in the external distribution channels. These measures, combined with strong media presence, have resulted in an increased influx of new customers. We attracted 367,000 new customers in the third quarter and raised the customer base to almost 5.8 million, which represents a 39.9% market share (Q2 2004: 39.3%). Blended ARPU showed a decrease compared to the same period last year, from EUR 40 to EUR 34, having been EUR 35 at Q2 2004.

BASE

In Belgium, BASE successfully transformed into an integrated network operator. With its policy of combining distinctive and simple offerings with tailor-made propositions for specific segments, BASE continues to grow its subscriber base, revenues and operating results. In the third quarter, BASE added 80,000 customers, taking the customer base to over 1.5 million (Q3 2003: 1.2 million). This represents a 30.6% increase compared to the end of the same period in 2003 and BASE’s market share rose to 17%. At EUR 24 a month, blended ARPU was up from EUR 22 a year ago, while remaining stable compared to the second quarter of 2004.

Financial Review Q3 2004

For the third quarter of 2004, we achieved profit after tax of EUR 288 million (Q3 2003: EUR 139 million). Earnings per share more than doubled to EUR 0.12 (Q3 2003: EUR 0.05). The operating result decreased to EUR 586 million (Q3 2003: EUR 603 million).

Operating revenues saw a 2.1% decrease from EUR 3,082 million to EUR 3,017 million. Reported net sales were 2.0% lower at EUR 2,948 million (Q3 2003: EUR 3,009 million) including a EUR 54 million adverse MTA effect, which accounted for 1.8% of the reduced net sales.

•                      Net sales of the Fixed division (EUR 1,770 million) decreased by EUR 149 million or 7.8% due to MTA tariff reductions (EUR 67 million or 3.5%), lower project revenues from Mobirail and Tetraned which were mainly completed in the second half of 2003 (EUR 49 million or 2.6%) and other effects, such as ongoing fixed-for-mobile substitution.

•                      The Mobile division realized a 6.4% increase (EUR 82 million) in net sales to EUR 1,355 million, driven by continued strong performance of its international operations (net sales rose 14.2% in Germany and 40.8% in Belgium), which more than offset a EUR 23 million adverse MTA effect in the Netherlands.

•                      Revenues of Other activities decreased by EUR 27 million, while Inter-division revenues were EUR 23 million lower than in the same period last year.

Operating expenses decreased by 1.9% (EUR –48 million) to EUR 2,431 million, despite a EUR 36 million extra addition to the early retirement provision. Cost reductions and a EUR 43 million effect of MTA tariff reductions resulted in a decline. The reduced operating expenses in the Fixed division (EUR –167 million) and Other activities (EUR -24 million) were partially offset by Mobile division’s increased operating expenses (EUR 120 million) due to increased marketing efforts aimed at restoring market share in The Netherlands and at enhancing growth in Germany and Belgium.

The net financial expense amounted to EUR 193 million, a decrease from last year’s EUR 205 million, reflecting reduced interest charges following regular and early debt redemptions in 2003 partially offset by one-off expenses (EUR 50 million) related to the renegotiated credit facility and the refinancing of bonds, which resulted in a lengthening of our debt maturity profile.

Total tax charges amounted to EUR 86 million resulting in an effective tax rate of 21.9%. In line with the agreement with the Dutch tax authorities, an interest amount of EUR 310 million on shareholder loans to E-Plus is ignored for Dutch tax purposes. Moreover, the tax charge was positively affected by a deferred tax benefit (EUR 44 million) after refinancing BASE.

Cash flow

Cash flow from operating activities decreased by EUR 117 million year-on-year to EUR 1,071 million, as it was EUR 314 million negatively affected by changes in working capital, albeit it is up on the EUR 870 million of Q2 2004. The EUR 314 million adverse impact can mainly be explained from increased inventory levels (EUR -119 million) and non-cash reclassifications of EUR 127 million between deferred taxes (which are not part of working capital) and current taxes (which are part of working capital). Year-to-date, the cash flow from operating activities remained almost similar to prior year at EUR 2,901 million (YTD 2003: EUR 2,946 million).

Net debt

As of September 30, 2004, net debt (interest-bearing debt minus cash and cash equivalents) decreased to EUR 8.3 billion compared to EUR 9.4 billion as of September 30, 2003, but slightly increased compared to EUR 8.2 billion as of June 30, 2004. During this third quarter, significant amounts of cash were allocated to the share repurchase program and the payment of interim dividend (see further below).

Share repurchase program

On June 28, 2004, we announced a new EUR 1 billion share repurchase program. So far, we have repurchased approximately 81 million shares, totaling EUR 500 million.  Of this amount, EUR 474 million was settled in the third quarter of 2004 and EUR 26 million early October. The last purchase took place on the 29th of September prior to the start of the closed period. The program will be resumed as soon as the independent investigation, announced on October 19th, into discounts not permitted under the terms of the current traffic regime of the Dutch Regulator Opta has been completed. The shares purchased so far were acquired via on-market transactions for an average price of EUR 6.18 per share. On October 28, 2004, approximately 81 million shares repurchased under the first program were cancelled.

Refinancing

On July 21, 2004, we successfully completed (i) our offer to exchange our 7.25% Eurobond 2001-2006 for euro-denominated Fixed Rate Notes due 2011 and (ii) our offer to purchase for cash our outstanding 6.5% Eurobond 1996-2006 and 3.5% Subordinated Convertible Bond 2000-2005. In total, a nominal amount of EUR 1,961 million in bonds was exchanged or repurchased resulting in the new issuance of EUR 700 million of Floating Rate Notes due 2009 and a Eurobond of EUR 1,425 million due 2011. On August 17, 2004, we concluded a new EUR 1.5 billion credit facility with improved terms and conditions, maturing in August 2009.

Financial Review YTD 2004 - Highlights

The first nine months of 2003 included book gains (mainly the sale of Directory Services activities and the MobilCom termination agreement) amounting to EUR 672 million, while the same period in 2004 included EUR 56 million book gains on the sale of our interests in Eutelsat and PTC. The book gains affecting both operating revenues and operating result can be summarized as follows:

In millions of euro	YTD 2004	YTD 2003

Book gain on sale of Directory Services	—	435
Termination agreement MobilCom	—	222
Book gain on sale of UMC	—	15
Book gain on sale of Eutelsat	36	—
Book gain on sale of PTC	20	—
	56	672

For the first nine months of 2004, we reported an operating result of EUR 1,925 million compared to EUR 2,427 million last year. Excluding the book gains mentioned above, the operating result for the first three quarters increased by 6.5% to EUR 1,869 million (YTD 2003: EUR 1,755 million). The net result, also excluding these book gains, increased by EUR 556 million (+132.4%) to EUR 976 million.

Operating revenues recorded in the first three quarters of 2004 amounted to EUR 9,052 million (YTD 2003: EUR 9,793 million) and, thus, saw a decrease of 7.6% compared to the same period last year. Excluding book gains, operating revenues recorded in the first three quarters of 2004 amounted to EUR 8,996 million (YTD 2003: EUR 9,121 million).

Net sales (EUR 8,778 million), affected by the EUR 170 million adverse impact of MTA tariffs on both mobile and fixed operations, were EUR 94 million or 1.1% lower compared to last year. In the Fixed division, net sales decreased by EUR 337 million or 5.8% mainly due to a EUR 206 million negative MTA impact, while net sales of the Mobile division (EUR 3,869 million) increased by EUR 238 million (+6.6%). Net sales of Other activities were EUR 59 million lower. Inter-division revenues decreased by EUR 64 million to EUR 783 million, as they were affected by the MTA tariff reductions (EUR -111 million).

Operating expenses decreased by EUR 239 million or -3.2% to EUR 7,127 million. The decrease reflected the effects of cost savings and MTA tariff reductions (EUR 132 million) partially offset by increased retention and acquisition costs within the Mobile division and a EUR 36 million addition to the early retirement provision.

Net financial expense decreased by EUR 163 million to EUR 476 million due to reduced interest charges following early and regular debt redemptions in 2003.

Total tax charges in the first nine months of 2004 amounted to EUR 394 million resulting in an effective tax rate of 27.2%.

Pending investigation

On October 19, 2004, we announced that we conducted a preliminary investigation into the appropriateness of discounts that have been provided to certain customers in our fixed telephony voice business. Based on information currently available to the company, the value of the discounts in question is estimated to amount to approximately EUR 15-20 million paid in aggregate over the period 2003-2004 to date, and to only marginal amounts in the three preceding years. Said discounts do not appear to be permitted under the terms of the current tariff regime of the Dutch telecom regulator, OPTA.  The Audit Committee, with the full support of our Management Board, has launched an independent investigation into this matter. We have not provided for any penalties or claims, which may or may not occur. We currently anticipate no changes to the historical consolidated financial statements.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, the investigation into the discounts, KPN’s and its joint ventures’ share of new and existing markets, general industry and macro-economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN’s control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN’s Annual Report and Form 20-F for the year ended December 31, 2003.

All figures shown throughout this quarterly report are unaudited. Certain figures may be subject to rounding differences. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise.

Reporting

We have decided to eliminate as much as possible non-GAAP measures and to limit ourselves to general accounting practices, which align with international requirements on financial reporting, which were tightened during 2003. As a consequence, the quarterly reports as from 2004 differ from those of previous years. The most important changes are (i) analysis based on operating result (formerly: EBIT) and result after taxes instead of EBITDA and (ii) analysis based on figures including exceptional items rather than on those excluding such items. In order to facilitate the analysis of trends, we disclose items with significant impact that in our opinion are important to interpret these trends.

In our 2003 quarterly reports, our analyses were based on EBITDA. EBITDA can be calculated as operating result plus depreciation, amortization and impairments.

Profile

We offer telecommunication services to both consumers and businesses. Our core activities are telephony and data services through KPN’s fixed network in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. We are market leader in the major segments of the Dutch telecom market. Through E-Plus in Germany and BASE in Belgium, we hold the number three position in the mobile markets in these countries.

As of September 30, 2004, we had 7.5 million fixed-line subscribers and 1.6 million Internet customers in the Netherlands as well as 16.4 million mobile customers in the Netherlands, Germany and Belgium. We employed 31,580 individuals.

We were incorporated in 1989 and our shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The credit ratings remained unchanged during the third quarter at A- with stable outlook (Standard & Poor’s) and Baa1 with stable outlook (Moody’s).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 2, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel